AMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 347,215
Other assets	1,221
Total assets	$ 348,436
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 87,800
Total liabilities	87,800
Commitments and Contingencies	
Member's Equity (Note 5)	
Total member's equity	260,636
Total liabilities and member's equity	$ 348,436